ESCAPING OHIO LLC

FINANCIAL STATEMENTS

FOR THE PERIOD FROM 17-APRIL-2021 TO 17-MAY-2021

Unaudited

ESCAPING OHIO LLC
BALANCE SHEET
AS AT MAY 17, 2021

	17 May 2021		17 May 2021
	$		$
EQUITY AND LIABILITIES		**NON-CURRENT ASSETS**	
Share capital	100	Goodwill	-
Income for the period	-	Investments	-
		Property, plant and equipment	-
	100		-
NON-CURRENT LIABILITIES		**CURRENT ASSETS**	
Interest bearing loans and borrowings	-	Inventories	-
Other payables		Investment in content rights	-
		Trade and other receivables	-
CURRENT LIABILITIES		Cash and cash equivalents	100
Trade and other payables	-		
Provisions	-		
	100		100

ESCAPING OHIO LLC
INCOME STATEMENT
FOR THE PERIOD FROM 17-APRIL-2021 TO 17-MAY-2021

	PERIOD FROM 17-APRIL-2021 TO 17-MAY-2021
	$
Revenue	-
Cost of sales	-
Gross profit	-
Administrative expenses	-
Operating profit / (loss)	-
Finance Income	-
Finance Costs	-
Profit / (loss) before tax	-
Income tax	-
Profit / (loss) for the period	-

ESCAPING OHIO LLC
STATEMENT OF CASH FLOW
FOR THE PERIOD FROM 17-APRIL-2021 TO 17-MAY-2021

	PERIOD FROM 17-APRIL-2021 TO 17-MAY-2021
	$

CASH FLOW FROM OPERATING ACTIVITIES

Operating profit / (loss)	-
Adjustments for:	
Depreciation	-
Amortisation of other intangible assets	-
Amortisation of content rights	-
Impairment	-
(Increase)/decrease in inventories	-
Increase in trade and other receivables	-
Increase in trade and other payables	-
Decrease)/increase in provisions	-
Cash generated from operations	-
Income tax paid	
Interest paid	
Net cash generated from operating activities	

CASH FLOW FROM INVESTING ACTIVITIES

Interest received	-
Investment in content rights	-
Purchases of property, plant and equipment	-

CASH FLOW FROM FINANCING ACTIVITIES

Proceeds on issue of shares (net of costs)	100
Increase in interest bearing loans and borrowings	-
Net cash used in financing activities	100
NET INCREASE IN CASH AND CASH EQUIVALENTS	100
Cash and cash equivalents at beginning of the operations	-
Cash and cash equivalents at end of the period	100

ESCAPING OHIO LLC

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE PERIOD FROM 17-APRIL-2021 TO 17-MAY-2021

	Share Capital $	Total $
Balance as on April 17, 2021	100	100
Total profit / (loss) for the period	-	-
Shares issued during the period	-	-
	100	100
Balance as on May 17, 2021	100	100

ESCAPING OHIO LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD FROM 17-APRIL-2021 TO 17-MAY-2021

1.   STATUS AND NATURE OF BUSINESS

Escaping Ohio LLC was organized in the United States of America on April 17, 2021.It is a limited liability company and based in Akron, Ohio. Escaping Ohio LLC is established with a purpose to make the movie "Escaping Ohio". Following are the members of the company:

- Jessica Michael Davis

- Collin Kelly-Sordelet

2.   The company was established on April 17, 2021 and there were no transactions occurred until May 14, 2021, when a bank account was opened with Bank of America and $100 deposited into that account